FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of the Company

Osisko Development Corp. (the "Corporation")
1100 Avenue des Canadiens-des-Montréal, Suite 300
Montréal, Québec, H3B 2S2

Item 2	Date of Material Change

March 29, 2022

Item 3	News Release

News release with respect to the material change referred to in this report was issued by the Corporation through GlobeNewswire on March 29, 2022 and filed on the system for electronic document analysis and retrieval (SEDAR) March 29, 2022.

Item 4	Summary of Material Change

On March 29, 2022, the Corporation completed the second tranche of a non-brokered private placement of a total of 9,365,689 subscription receipts of the Corporation (the "Subscription Receipts") at a price of US$3.50 per Subscription Receipt, for gross proceeds of approximately US$32.8 million (the "Offering").

Item 5	Full Description of Material Change

Non-Brokered Placement

On March 29, 2022, the Corporation completed the second tranche of a non-brokered private placement of a total of 9,365,689 Subscription Receipts at a price of US$3.50 per Subscription Receipt, for gross proceeds of approximately US$32.8 million.

Each Subscription Receipt entitles the holder thereof to receive one unit of the Corporation (each, a "Unit"), upon the satisfaction of the Escrow Release Condition (as defined below), and without payment of additional consideration. Each Unit is comprised of one Common Share and one common share purchase warrant (each, a "Warrant"). Each Warrant entitles the holder to purchase one Common Share at a price of US$6.00 per Common Share for a period of five years following the date of issue.

The gross proceeds from the sale of the Subscription Receipts have been placed into escrow with TSX Trust Company, as subscription receipt agent, and released to the Corporation upon, among other things, the listing of the Common Shares on the New York Stock Exchange (the "Escrow Release Condition"), which is contingent upon the Corporation meeting the listing requirements of the New York Stock Exchange and may involve, among other things, a consolidation of the Common Shares. If the Escrow Release Condition is satisfied on or before June 15, 2022 (the "Escrow Release Deadline"), the escrowed funds will be released to the Corporation. If the Escrow Release Condition is not satisfied on or prior to the Escrow Release Deadline or the Corporation publicly announces that (a) it does not intend to satisfy the Escrow

Release Condition, or (b) the Escrow Release Condition is incapable of being satisfied by the Escrow Release Deadline, the escrowed proceeds, together with interest earned thereon, will be returned on a pro rata basis to the holders of the Subscription Receipts, and the Subscription Receipts will be cancelled and have no further force and effect.

The Corporation intends to use the net proceeds of the Offering to advance the development of the Corporation's mineral assets and for general corporate purposes.

All securities issued under the Offering are subject to a hold period expiring four months and one day from the date of issue pursuant to applicable Canadian securities laws.

Insider Participation

The following "insiders" of the Corporation subscribed for Subscription Receipts under the Offering:

		Subscription
Insider	Insider Relationship	Receipts Purchased
Sean Roosen	Chair and Chief Executive Officer of the Corporation	28,900
Chris Lodder	President of the Corporation	11,000
Alexander Dann(1)	Chief Financial Officer and Vice President, Finance of the Corporation	5,800
Luc Lessard	Chief Operating Officer of the Corporation	8,100
Francois Vezina	Senior Vice President, Project Development, Technical Services and Environment of the Corporation	7,500
Charles E. Page	Director of the Corporation	10,000
Michele McCarthy	Director of the Corporation	14,200
Eric Tremblay	Director of the Corporation	4,500
Joanne Ferstman	Director of the Corporation	2,200
Marina Katusa(2)	Director of the Corporation	500,000
	TOTAL:	592,200

Note:

(1) AD Financial Consulting Ltd, a holding company of Alexander Dann, subscribed under the Offering.

(2) Hard Rock Investment Holdings, a holding company of Marina Katusa, subscribed under the Offering.

Please see the table summary attached as Schedule "A" for a detailed overview of the insider participation.

Each subscription by an "insider" is considered to be a "related party transaction" for purposes of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Corporation has filed this material change report on SEDAR (www.sedar.com) under its issuer profile to provide disclosure in relation to each "related party transaction". The Corporation did not file the material change report more than 21 days before the expected closing date of the Offering as the details of the Offering and the participation therein by each "related party" of the Corporation were not settled until shortly prior to the closing of the Offering, and the Corporation wished to close the Offering on an expedited basis for sound business reasons. The Corporation is relying on exemptions from the formal valuation and minority shareholder approval requirements available under MI 61-101. The Corporation is exempt from the formal valuation requirement in section 5.4 of MI 61-101 in reliance on section 5.5(a) of MI 61-101 as the fair market value of the transaction, insofar as it involves interested parties, is not more than the 25% of the Corporation's market capitalization. Additionally, the Corporation is exempt from minority shareholder approval requirement in section 5.6 of MI 61-101 in reliance on section 5.7(1)(a) of MI 61-101 as the fair market value of the transaction, insofar as it involves interested parties, is not more than the 25% of the Corporation's market capitalization.

Approval of the Offering

The Offering was unanimously approved in writing by each of the directors of the Corporation entitled to vote on such matters. The Corporation will send a copy of this material change report to any shareholder of the Corporation who requests a copy of it.

The Offering remains subject to final acceptance of the TSX Venture Exchange.

The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to, or for account or benefit of, U.S. Persons (as defined in Regulation S under the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration requirements is available.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Sean Roosen

Chair and Chief Executive Officer

Osisko Development Corp.

Telephone: (514) 940-0685

Item 9 Date of Report

April 8, 2022

SCHEDULE "A"

OWNERSHIP OF SECURITIES OF THE COMPANY PRE-OFFERING AND POST-OFFERING

Insider	Relationship	Securities Held Prior to Offering	Percentage Held Prior to Offering (Undiluted Basis)	Percentage Held Prior to Offering (Partially- Diluted Basis)	Subscription Receipts Purchased	Securities Held After Offering	Percentage Held After Offering (Undiluted Basis)	Percentage Held After Offering (Partially- Diluted Basis)(1)
Sean Roosen	Chair and Chief Executive Officer of the Corporation	121,661Common Shares 456,500 Options 144,200 Rights Restricted Share Units 53,166 Warrants	0.09%	0.54%	28,900	121,661 Common Shares 456,500 Options 144,200 Rights Restricted Share Units 53,166 Warrants 28,900 Subscription Receipts	0.09%	0.58%

Chris Lodder	President of the Corporation	3,333 Common Shares 241,600 Options 206,510 Rights Restricted Share Units 1,666 Warrants	0.002%	0.32%	11,000	3,333 Common Shares 241,600 Options 206,510 Rights Restricted Share Units 1,666 Warrants 11,000 Subscription Receipts	0.002%	0.33%

Alexander Dann(2)	Chief Financial Officer and Vice President, Finance of the Corporation	1,462 Common Shares 79,200 Options 36,500 Rights Restricted Share Units	0.001%	0.08%	5,800	1,462 Common Shares 79,200 Options 36,500 Rights Restricted Share Units 5,800 Subscription Receipts	0.001%	0.09%

Luc Lessard	Chief Operating Officer of the Corporation	10,994 Common Shares 165,500 Options 260,210 Rights Restricted Share Units 3,333 Warrants	0.008%	0.31%	8,100	10,994 Common Shares 165,500 Options 260,210 Rights Restricted Share Units 3,333 Warrants 8,100 Subscription Receipts	0.008%	0.32%

Francois Vezina	Senior Vice President, Project Development, Technical Services and Environment of the Corporation	7,028 Common Shares 124,700 Options 105,970 Rights Restricted Share Units 1,350 Warrants	0.005%	0.17%	7,500	7,028 Common Shares 124,700 Options 105,970 Rights Restricted Share Units 1,350 Warrants 7,500 Subscription Receipts	0.005%	0.18%

Insider	Relationship	Securities Held Prior to Offering	Percentage Held Prior to Offering (Undiluted Basis)	Percentage Held Prior to Offering (Partially- Diluted Basis)	Subscription Receipts Purchased	Securities Held After Offering	Percentage Held After Offering (Undiluted Basis)	Percentage Held After Offering (Partially- Diluted Basis)(1)
Charles E. Page	Director of the Corporation	35,000 Common Shares 49,070 Rights Deferred Share Units 22,500 Warrants	0.02%	0.07%	10,000	35,000 Common Shares 49,070 Rights Deferred Share Units 22,500 Warrants 10,000 Subscription Receipts	0.02%	0.09%

Michele McCarthy	Director of the Corporation	32,650 Rights Deferred Share Units	-	0.02%	14,200	32,650 Rights Deferred Share Units 14,200 Subscription Receipts	-	0.04%

Eric Tremblay	Director of the Corporation	2,700 Common Shares 32,650 Rights Deferred Share Units	0.002%	0.02%	4,500	2,700 Common Shares 32,650 Rights Deferred Share Units 4,500 Subscription Receipts	0.002%	0.03%

Joanne Ferstman	Director of the Corporation	13,333 Common Shares 32,650 Rights Share Units 6,666 Warrants	0.01%	0.04%	2,200	13,333 Common Shares 32,650 Rights Deferred Share Units 6,666 Warrants 2,200 Subscription Receipts	0.01%	0.04%

Marina Katusa(3)	Director of the Corporation	200,000 Common Shares 27,030 Rights Deferred Share Units 100,000 Warrants	0.14%	0.23%	500,000	200,000 Common Shares 27,030 Rights Deferred Share Units 100,000 Warrants 500,000 Subscription Receipts	0.14%	0.92%

Note:

(1) Assumes conversion of the Subscription Receipts

(2) AD Financial Consulting Ltd, a holding company of Alexander Dann, subscribed under the Offering.

(3) Hard Rock Investment Holdings, a holding company of Marina Katusa, subscribed under the Offering